UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VolitionRx Limited
(Name of Company)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928661107
(CUSIP Number)

Guy Archibald Innes

1 Scotts Road
#24-05 Shaw Centre
Singapore 228208
+1 (646) 650-1351
With a copy to:

Marc G. Alcser, Esq.
Stradling Yocca Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660
(949) 725-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 1, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928661107	13D/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON Guy Archibald Innes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,469,975(1)
	8.	SHARED VOTING POWER 405,726(2)
	9.	SOLE DISPOSITIVE POWER 1,469,975(1)
	10.	SHARED DISPOSITIVE POWER 405,726(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,701(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)Consists of (i) 1,354,975 shares of VolitionRx Limited, or the Company, common stock, par value $0.001 per share; and (ii) options to purchase 115,000 shares of Company common stock that are exercisable within 60 days of the date hereof, each held by Mr. Innes in his individual capacity.

(2)Consists of (i) 356,000 shares of Company common stock beneficially owned by The Dill Faulkes Educational Trust Limited, a U.K. registered charity, of which Mr. Innes was appointed as a director and trustee on February 1, 2019; and (ii) 49,726 shares of Company common stock held in a bare trust, which is not a separate legal entity, of which Mr. Innes is the trustee, for the benefit of certain minors.

(3)Based on 35,335,378 issued and outstanding shares of Company common stock as of November 2, 2018, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2018.

CUSIP No. 928661107	13D/A	Page 3 of 7 Pages

Explanatory Note:

Mr. Innes previously filed a statement of beneficial ownership with the Securities and Exchange Commission with respect to the common stock, par value $0.001 per share (“Common Stock”), of VolitionRx Limited (the “Company”), on Schedule 13D pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1 thereunder.  On November 9, 2018, Mr. Innes filed Amendment No. 1 to the original statement to report his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock had declined below five percent (5%).

Mr. Innes is filing this Amendment No. 2 to the original statement, as amended, to report his beneficial ownership expressed as a percentage of issued and outstanding shares of Common Stock has increased above five percent (5%) again primarily as the result of his appointment as a director and trustee of The Dill Faulkes Educational Trust Limited, a U.K. registered charity, on February 1, 2019.

Item 1.Security and Company

This Schedule 13D/A (this “Statement”) relates to shares of Common Stock of the Company that are beneficially owned by Mr. Innes.  The Company is a multi-national life sciences company focused on developing simple, easy to use, cost effective blood tests designed to help diagnose a range of cancers.  The Company’s principal executive offices are located at 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.

Item 2.Identity and Background

(a)Name

Guy Archibald Innes, an individual.

(b)Business Address

The business address for Mr. Innes is 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.

(c)Principal Business

Mr. Innes is a director of the Company.  The Company is a multi-national life sciences company focused on developing simple, easy to use, cost effective blood tests designed to help diagnose a range of cancers.  The Company’s principal executive offices are located at 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.

(d)-(e)No Convictions or Proceedings

During the last five years, Mr. Innes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Innes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship

Mr. Innes is a citizen of the United Kingdom.

CUSIP No. 928661107	13D/A	Page 4 of 7 Pages

Item 3.Source and Amount of Funds or Other Consideration

Common Stock

Mr. Innes acquired 430,000 shares of Common Stock, in October of 2011, in exchange for his shares of Singapore Volition Pte. Limited (“Singapore Volition”), the predecessor entity of the Company, pursuant to the Share Exchange Agreement between the Company, Singapore Volition and the shareholders of Singapore Volition, dated September 26, 2011.  In May of 2012, Mr. Innes used approximately $261,866 in personal funds to purchase 149,639 shares of Common Stock in a Private Placement dated April 24, 2012. In July of 2012, Mr. Innes used approximately $506,250 in personal funds to purchase 289,287 shares of Common Stock in a Private Placement dated July 31, 2012.  In March of 2013, Mr. Innes used approximately $114,583 in personal funds to purchase 57,292 shares of Common Stock in a Private Placement dated March 25, 2013.  In November of 2013, Mr. Innes used approximately (i) $7,951 in personal funds to purchase 4,878 shares of Common Stock on the open market, (ii) $1,898 in personal funds to purchase 999 shares of Common Stock on the open market, and (iii) $271,102 in personal funds to purchase 132,246 shares of Common Stock in a Private Placement dated November 25, 2013.  In December of 2013, Mr. Innes used approximately (i) $10,000 in personal funds to purchase 4,878 shares of Common Stock on the open market, (ii) $45,793 in personal funds to purchase 38,884 shares of Common Stock from George Stephen Morris, which shares were transferred to a bare trust, which is not a separate legal entity, of which Mr. Innes is the trustee, for the benefit of certain minors (the “Trust”), and (iii) $4,207 in personal funds to purchase 3,572 shares of Common Stock from Satu Vainikka, which shares were transferred to the Trust.  In September of 2014, Mr. Innes used approximately $18,748 in personal funds to purchase 8,522 shares of Common Stock from the Company in a Private Placement dated September 24, 2014.  In February of 2015, Mr. Innes used approximately $187,500 in personal funds to purchase 50,000 shares of Common Stock in a public offering.  In March of 2016, Mr. Innes used approximately $50,000 in personal funds to exercise a warrant for the purchase of 100,000 shares of Common Stock.  In May of 2016, Mr. Innes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised, 4,238 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 762 shares of Common Stock.  In June of 2016, the Trust used approximately $2,742 in personal funds to exercise a warrant for the purchase of 5,484 shares of Common Stock.  In November of 2016, Mr. Innes elected a cashless exercise of 5,000 vested options.  Of the 5,000 options exercised, 3,349 were held and cancelled by the Company as payment for the exercise which resulted in the acquisition of 1,651 shares of Common Stock.  In April of 2017, (i) Mr. Innes used approximately $194,535 in personal funds to exercise a warrant for the purchase of 74,821 shares of Common Stock and (ii) the Trust used approximately $4,644 in personal funds to exercise a warrant for the purchase of 1,786 shares of Common Stock.  In August 2018, Mr. Innes used approximately $99,992 in personal funds to purchase 50,000 shares of Common Stock on the open market.

On February 1, 2019, Mr. Innes was appointed as a director and trustee of The Dill Faulkes Educational Trust Limited, a U.K. registered charity (“DFET”), which holds 356,000 shares of Common Stock.

Options

The options to purchase 115,000 shares of Common Stock that are exercisable within the next 60 days were received, at no cost, by Mr. Innes on August 18, 2014, July 23, 2015, April 15, 2016, March 30, 2017 and January 23, 2018, respectively.

CUSIP No. 928661107	13D/A	Page 5 of 7 Pages

Item 4.Purpose of Transaction

Mr. Innes holds his shares of Common Stock for investment purposes.  Mr. Innes may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by him.

(a)Mr. Innes has been granted options to purchase 115,000 shares of Common Stock, all of which are exercisable within the next 60 days.

Mr. Innes has no current plans or proposals which relate to, or would result in, any of the matters listed in Items 4(b)-(j) of Schedule 13D.

Item 5.Interest in Securities of the Company

(a) and (b)

As of the date hereof, the beneficial ownership of Common Stock by Mr. Innes is as follows (based upon 35,335,378 shares of Common Stock issued and outstanding as of November 2, 2018):

Mr. Innes has (i) sole investment and voting power with respect to 1,469,975 shares of Common Stock and may be deemed to have (ii) shared investment or voting power with respect to (A) 49,726 shares of Common Stock held by the Trust, which is not a separate legal entity, of which Mr. Innes serves as the trustee, and (B) 356,000 shares of Common Stock held by DFET, of which Mr. Innes serves as director and trustee.  In aggregate, Mr. Innes may be deemed to beneficially own 1,875,701 shares of Common Stock, which reflects an approximate 5.3% beneficial ownership of the Company.

The Dill Faulkes Educational Trust Limited

DFET is a private limited company by guarantee without share capital and has been registered on the England & Wales Charity Register since its foundation in 1998.  Its principal business is serving as an educational trust to provide funding for projects that would enhance the public understanding of science and mathematics, in particular, as well as providing scholarships and bursaries and the address of its principal office is 1st Floor Sackville House, 143-149 Fenchurch Street, London, EC3M 6BN.

During the last five years, DFET has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, DFET has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Martin Charles Faulkes

Martin Charles Faulkes, an individual, serves as the chairman and is also a director and trustee of DFET and has a business address of 1 Scotts Road, #24-05 Shaw Centre, Singapore  228208.  Dr. Faulkes is a citizen of the United Kingdom and is a director of the Company. During the last five years, Dr. Faulkes has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Dr. Faulkes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 928661107	13D/A	Page 6 of 7 Pages

Edward Futcher

Edward Futcher, an individual, serves as a director and trustee of DFET and has a business address of 1 Scotts Road, #24-05 Shaw Centre, Singapore 228208.  Dr. Futcher is a citizen of the United Kingdom and is a director of the Company. During the last five years, Dr. Futcher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Dr. Futcher has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)On February 1, 2019, Mr. Innes was appointed as director and trustee of DFET, pursuant to which he acquired indirect beneficial ownership of 356,000 shares of Common Stock held by DFET.

(d)DFET has multiple trustees, including Mr. Innes, who share the dispositive and voting power over the 356,000 shares of Common Stock held by DFET.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

Not applicable.

Item 7.Material to be Filed as Exhibits

Not applicable.

CUSIP No. 928661107	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2019

/s/ Guy Archibald Innes

Guy Archibald Innes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.